Exhibit 99.1

New strategic Milestone for Biophytis:

Official Establishment of Its Joint Venture in Asia

Paris (France) and Cambridge (Massachusetts, United States), June 9th, 2026 at 7.00 AM (CET) – Biophytis SA (Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), a pioneer in the development of transformative therapies impacting longevity, today announces the official registration of its joint venture in Hong Kong, Biophytis Biopharmaceutical Group Limited, marking a decisive milestone in the implementation of the strategic partnership in Asia, which was announced on January 28, 2026.

This new entity represents a major step in Biophytis’ international strategy to strengthen its presence in Asia. It will be tasked with developing and commercializing BIO101 in the region, particularly for the treatment of sarcopenia.

Stanislas Veillet, Chairman and CEO of Biophytis, said: “The registration of our joint venture in Hong Kong is an essential milestone in the execution of our strategic agreement in Asia. We are moving with determination toward the operational closing of this operation, which will pave the way for the concrete launch of our clinical program in Asian markets. Our partnership confirms the appeal of BIO101 and strengthens our ability to address the immense unmet medical need represented by sarcopenia, in Asia as well as in Europe.”

Next Steps Toward Operational Launch

The registration of the joint venture clears the way for the operational closing, which will simultaneously include the effective transfer of Biophytis’ intellectual property to the joint venture and the injection of the first investment tranche of $3 million by the Asian partners.

This first tranche of funding will enable the immediate launch of preparatory work for the clinical trial in Asia, the submission of applications for authorization to begin the trial, the opening of clinical centers in China and Japan, and the recruitment of the management team. The joint venture will be operational starting in July 2026. As a reminder, the total secured funding amounts to up to $20 million over three years, disbursed in stages based on clinical development, in accordance with the agreement announced in January 2026.

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start) and metabolic disorders (obesity, Phase 2 ready to start). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

Biophytis Contacts

Investor Relations

investors@biophytis.com

Media contacts

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50